# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EXPION ENERGY, INC. (f/k/a EXPION360 INC.), CIK 0001894954
CUSIP: 30218B209
Title of class of securities: COMMON STOCK, $0.001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 2025 SW Deerhound Avenue, Redmond, Oregon (OR), 97756
Date of event which requires filing of this statement: 08/21/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001927401

## Reporting persons
- Five Narrow Lane LP: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 96,137; shared voting power 0; sole dispositive power 96,137; shared dispositive power 0; aggregate amount beneficially owned 96,137 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: Note to 5, 7, 9 and 11: Based on 962,335 shares outstanding as of August 6, 2026 pursuant to a Form 10-Q for the quarter ended June 30, 2026 filed on August 10, 2026 with the Securities and Exchange Commission. Note to 10: The aggregate amount in Row 9 represents the maximum amount of shares that Five Narrow Lane LP can beneficially control under a contractually stipulated 9.99% ownership restriction. The full conversion and/or exercise of Five Narrow Lane LP's securities would exceed this restriction.

## Item 1. Issuer
Name of issuer: EXPION ENERGY, INC. (f/k/a EXPION360 INC.)
Address of issuer's principal executive offices: 2025 SW Deerhound Avenue, Redmond, OR 97756

## Item 2. Person Filing
Name of person filing: Five Narrow Lane LP
Address of principal business office or, if none, residence: 510 Madison Avenue, Suite 1401, New York, NY 10022
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 96,137.00
Percent of class: 9.99%
Sole power to vote or to direct the vote: 96,137.00
Shared power to vote or to direct the vote: 0 Shares
Sole power to dispose or to direct the disposition: 96,137.00
Shared power to dispose or to direct the disposition: 0 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Five Narrow Lane LP: /s/ Arie Rabinowitz, Arie Rabinowitz/Managing Member of the General Partner (08/24/2026)